UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*
ECHOSTAR CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
 (Title of Class of Securities)

278768 106
 (CUSIP Number)

 Dean A. Manson
Executive Vice President, General Counsel and Secretary
 EchoStar Corporation
 100 Inverness Terrace E.
 Englewood, Colorado 80112
 (303) 706-4000
 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

 May 30, 2017
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Charles W. Ergen

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 28,978,459 VOTING SHARES (1) 1,360,000 SIXTY DAY SHARES (2)
8. SHARED VOTING POWER 7,611,770 OTHER SHARES (3)
9. SOLE DISPOSITIVE POWER 28,978,459 VOTING SHARES (1) 1,360,000 SIXTY DAY SHARES (2)
10. SHARED DISPOSITIVE POWER 7,611,770 OTHER SHARES (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 37,950,229

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 44.6% (4)

14.	TYPE OF REPORTING PERSON IN

(1) “Voting Shares” include all shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”) of which Mr. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 700,678 shares of Class A Common Stock beneficially owned directly by Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network Corporation (“DISH Network”) 401(k) Employee Savings Plan (the “DISH Network 401(k) Plan”); and (iii) 28,274,076 shares of Class B Common Stock beneficially owned directly by Mr. Ergen.

(2)  “Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3) “Other Shares” represent: (i) 47 shares of Class A Common Stock beneficially owned by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 6,122 shares of Class A Common Stock beneficially owned by one of Mr. Ergen’s children; (iv) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mr. Ergen is an officer and for which he shares investment control and voting power with Mrs. Ergen; and (v) 7,600,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Three-Year 2017 SATS GRAT (the “2017 GRAT”).

(4) Based on 47,869,756 shares of Class A Common Stock outstanding on May 26, 2017 and assuming the conversion of the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable or may become exercisable within 60 days of May 30, 2017. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable or may become exercisable within 60 days of May 30, 2017, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to beneficially own would be approximately 39.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 68.6% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable or may become exercisable within 60 days of May 30, 2017).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Cantey M. Ergen

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 7,600,248 VOTING SHARES (1)
8. SHARED VOTING POWER 28,989,981 OTHER SHARES (2)
9. SOLE DISPOSITIVE POWER 7,600,248 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER 28,989,981 OTHER SHARES (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 36,590,229

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 43.7% (3)

14.	TYPE OF REPORTING PERSON IN

(1) “Voting Shares” include all shares of Class A Common Stock and Class B Common Stock of EchoStar of which Mrs. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 47 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; and (iii) 7.600,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2017 GRAT. Mrs. Ergen exercises voting and dispositive power with respect to the 2017 GRAT independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trust.

(2)  “Other Shares” represent: (i) 700,678 shares of Class A Common Stock beneficially owned by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 6,122 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; (iv) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which Mrs. Ergen shares investment control and voting power with Mr. Ergen; and (v) 28,274,076 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(3) Based on 47,869,756 shares of Class A Common Stock outstanding on May 26, 2017 and assuming the conversion of the shares of Class B Common Stock held by Mrs. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to beneficially own would be approximately 38.3%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 68.5% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Three-Year 2017 SATS GRAT

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 7,600,000 VOTING SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 7,600,000 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 7,600,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 13.7% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2017 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 47,869,756 shares of Class A Common Stock outstanding on May 26, 2017 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to beneficially own would be approximately 8.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of EchoStar representing approximately 14.5% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

ITEM 2.    Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; and (c) the 2017 GRAT, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, and the 2017 GRAT.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of EchoStar and Chairman and Chief Executive Officer of DISH Network, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) 2017 GRAT

The 2017 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2017 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2017 GRAT, Mrs. Ergen is vested with sole voting and investment power over the 7,600,000 shares of Class B Common Stock held by the 2017 GRAT, except as set forth in Item 6 below.

ITEM 3.    Source and Amount of Funds and Other Consideration.

Item 3 is amended and supplemented as follows:

The 2017 GRAT acquired beneficial ownership of 7,600,000 shares of Class B Common Stock when Mr. Ergen contributed such shares of Class B Common Stock to the 2017 GRAT on May 30, 2017. Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

ITEM 4.    Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As described in Item 3 above, Mr. Ergen contributed 7,600,000 shares of Class B Common Stock to the the 2017 GRAT on May 30, 2017. Mr. Ergen established the 2017 GRAT for estate planning purposes. Under the trust agreement establishing the 2017 GRAT, Mr. Ergen’s spouse, Cantey M. Ergen, serves as trustee of the 2017 GRAT and holds sole voting and investment power over the 7,600,000 shares of Class B Common Stock held by the 2017 GRAT, except as set forth in Item 6 below. Mr. Ergen receives an annual annuity amount from the 2017 GRAT under the trust agreement governing the 2017 GRAT. Members of Mr. and Mrs. Ergen’s family are the beneficiaries of the 2017 GRAT. The 2017 GRAT is scheduled to expire on May 30, 2020.

During the second quarter of each year, Mr. Ergen received an annuity amount from the Ergen Three-Year 2014 SATS GRAT (the “2014 GRAT”) under the trust agreement governing the 2014 GRAT, assuming that the 2014 GRAT had not expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date. In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may have included amounts generated from the holdings of the 2014 GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by the 2014 GRAT. On May 30, 2017, the 2014 GRAT distributed all of the remaining 2,680,131 shares of Class B Common Stock held by the 2014 GRAT to Mr. Ergen as an annuity payment and expired in accordance with its terms.

ITEM 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of the close of business on May 30, 2017.  See Items 11 and 13 of the cover pages to this Amendment No. 15 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.  The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 1,640 shares of Class A Common Stock and 11,812,963 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain grantor retained annuity trusts and other trusts established by Mr. Ergen for the benefit of his family, including: (A) 7,004,758 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock currently held by the Ergen Three-Year 2015 SATS GRAT (the “2015 GRAT”); and (B) 4,808,205 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, which are held by certain trusts established by Mr. Ergen for the benefit of his family.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 15 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

             (c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than (i) as described herein; (ii) the receipt by Mr. Ergen of a grant of an option to purchase 1,100,000 shares of Class A Common Stock at an exercise price of $56.95 on April 1, 2017; and (iii) the forfeiture by Mr. Ergen of a portion of the option received in (ii) resulting in a forfeiture of the option to purchase 600,000 shares of Class A Common Stock at an exercise price of $56.95 on April 24, 2017.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Except as disclosed below, none of Mr. Ergen, Mrs. Ergen or the 2017 GRAT is a party to any contracts, arrangements, understandings or relationships, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Each of the trust agreements for the 2015 GRAT and the 2017 GRAT contains an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2015 GRAT or the 2017 GRAT, respectively, unless a Change of Control Event occurs. If a Change of Control Event occurs, the trustee of each of the 2015 GRAT and the 2017 GRAT, will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2015 GRAT and the 2017 GRAT, respectively.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of EchoStar such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the 2015 GRAT or the 2017 GRAT, as applicable.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who: (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: May 31, 2017	/s/ Charles W. Ergen
Charles W. Ergen

CANTEY M. ERGEN

Dated: May 31, 2017	/s/ Cantey M. Ergen
Cantey M. Ergen

ERGEN THREE-YEAR 2017 SATS GRAT

Dated: May 31, 2017	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

Dated: May 31, 2017	/s/ Charles W. Ergen
Charles W. Ergen

CANTEY M. ERGEN

Dated: May 31, 2017	/s/ Cantey M. Ergen
Cantey M. Ergen

ERGEN THREE-YEAR 2017 SATS GRAT

Dated: May 31, 2017	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee